Exhibit 99.2
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Shanghai employees – Update 3
12 August 2009
Rio Tinto has been advised that the Chinese authorities have announced the grounds for the arrest of the four Rio Tinto Shanghai employees who have been detained.
While Rio Tinto understands that no formal charges have been laid, an arrest warrant has been issued that enables the authorities to continue the detention of the employees during further investigations.
Rio Tinto understands that the grounds of arrest for further detention relate to:
•	Allegations of obtaining Chinese steel industry commercial secrets in breach of the provisions of Article 219 of the Chinese Criminal Law pertaining to the crime of violating commercial secrets.

•	Allegations of commercial bribery in breach of the provisions of Article 163 of the Chinese Criminal Law pertaining to receipt of bribes by non-State personnel.
Sam Walsh, chief executive iron ore, said, “Rio Tinto will strongly support its employees in defending these allegations. From all the information available to us, we continue to believe that our employees have acted properly and ethically in their business dealings in China.
“The issue of the arrest warrant is of great concern. We respect the Chinese legal system and we hope to see a transparent process for our employees, including access to legal representation.”
Senior managers from Rio Tinto have contacted the families of the four detained employees today and will continue to provide support to ensure their welfare.
Rio Tinto is working to resolve this matter and continues its business operations in China, including the maintenance of high levels of iron ore shipments from Australia.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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